July 20, 2009

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
And Documents Incorporated by Reference
Filed March 16, 2009
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff's letter dated July 9, 2009 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note your response to our comments one, two and three from our letter dated June 5, 2009.  We also note that the revised disclosure we requested pursuant to those comments is not in the Form 10-Q you filed on June 11, 2009.  Please tell us why this disclosure is not in your Form 10-Q and confirm that the disclosure will be in future filings.

Response

The Staff is advised that we filed our March 31, 2009 Form 10-Q on May 11, 2009, not June 11, 2009, which filing preceded the receipt of your original comment letter dated June 5, 2009.  The indicated revised disclosures will be included in our June 30, 2009 Form 10-Q, which we anticipate filing on or about August 6, 2009.

Impairment Loss in Long-Lived Assets, page 37

2.
We note your response to prior comment four.  It is unclear to us why you did not disclose the results of your interim impairment test as of March 31, 2009 in light of the disclosures in the Form 10-K and the fact that you had a significant decline in your stock price which is how you previously tested goodwill for impairment.  Further, it is unclear to us why you provided no disclosures of your change in methodology for determining the fair value of your reporting units in such Form 10-Q.  In this regard, we note that the issue was significant enough to warrant consulting with KPMG LLP’s national office.

United States Securities and Exchange Commission
July 20, 2009

Response

We did not disclose the results of our interim impairment test in our March 31, 2009 Form 10-Q because, after following our policies and procedures (as more fully described below) regarding goodwill impairment testing, we determined that goodwill was not impaired and so believed that disclosure of this fact was not required.  However, given our disclosure in the Form 10-K, that there was a risk of a goodwill impairment charge in the first quarter of 2009, and the sensitivity of this issue, we acknowledge that readers could benefit from a more timely update, and in our next scheduled filing, and in future filings, we will revise our disclosures to not only clarify our goodwill impairment policy, but also to describe the process used to conclude that no goodwill impairment existed as of March 31, 2009.

With respect to the Staff’s view that we changed our methodology, we respectively submit that we do not believe we changed our methodology for determining the fair value of our reporting unit, and offer the following clarification to our policy.  Our policy is to estimate the fair value of the Company using a combination of the market capitalization, discounted cash flows and market comparable approaches.  We use market capitalization as an initial indicator of impairment for our annual impairment test on October 31st of each year, and as a triggering event that may indicate possible impairment of the reporting unit’s goodwill in interim periods.  While we do not believe that market capitalization is the only or best evidence of fair value, we do believe that it represents an estimated minimum fair value.  Our stock is thinly traded on the market primarily because Company insiders and a few institutional investors hold approximately 75% of the outstanding stock of the Company.  The market value at any time reflects what the minority holders are willing to buy or sell a share of stock for on that particular day.  We believe the majority shareholders would demand a premium to the current trading price (would not sell at that price) and that a control premium exists.  Because of this control premium, we believe that the market capitalization represents an estimated minimum fair value.  On the test dates of October 31, 2007, October 31, 2008 and December 31, 2008, our market capitalization exceeded our book value.  Since our market capitalization, or estimated minimum fair value, exceeded our book value, we did not incur the time and expense of performing a further comprehensive evaluation of fair value, and concluded that no impairment existed as of those dates.

However, on our quarterly reporting date ended March 31, 2009, our book value exceeded our market capitalization.  As such, we engaged a third-party valuation firm to assist us in a more comprehensive analysis of fair value.  The concluded fair value was determined using a weighted average of the income approach (discounted cash flows) and the market comparable approach.  As indicated in our initial response dated June 18, 2009, the concluded fair value exceeded the book value as of that date and, as such, we concluded that no impairment existed.  Additionally, the valuation analysis supports our belief in the existence of a market premium for our shares.

We respectfully submit that the reason we did not discuss a change in methodology in our March 31, 2009 filing on Form 10-Q is because we believe there was no change in our methodology.

Other, net, page 39

3.
We note your response to prior comment five.  The construction of new communities appears to be one of your normal operational activities.  In this regard, we note from page 6 that one of your business strategies is to develop additional communities.  Further we note that if a development is

United States Securities and Exchange Commission
July 20, 2009

successful these costs would be capitalized as part of the community and amortized or depreciated over the life of the community to operations.  Therefore, it is unclear to us why you believe the classification of costs related to operating your business should be classified outside of operating expenses and your income from operations.  Please revise or advise.

Response

In future filings we will reclassify the $4.1 million of project development expenses to operating expenses and will clearly disclose the nature of the expenses being reclassified.

Net Loss and Property-Related expense, page 40

4.
We reissue prior comment six.  Please revise to separately discuss net loss.  You should explain in detail the reasons for your net losses.  You should not combine your discussion of net losses with your property-related expenses discussion.

Response

In future filings we will revise our disclosures to provide a detailed discussion of the reasons for our net losses separate from any discussion of property-related expenses and the impact of lease accounting.

1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Asset Impairments
b. Goodwill, page F-13

5.
We note your response to prior comment seven.  It appears that you have only 1 reporting unit which is the entire entity.  Addressing paragraphs 350-20-35-33 through 350-20-35-38 and paragraphs 350-20-55-1 through 350-20-55-9 of the FASB Accounting Standards Codification, please tell us in detail how you determined that you have only 1 reporting unit.

Response

In accordance with FASB Codification 350-20-35-33, we first determined that Emeritus is comprised of one operating segment under FAS 131 (280-10-50-1), which is assisted living and related services, as our chief operating decision maker, the President and Co-CEO, makes decisions regarding the allocation of Company resources based on reviews and assessments of operating results on an aggregated basis. Such decisions include those related to community acquisitions, dispositions and new development, commitment of capital to specific communities, changes in management personnel, investments in information technology, dispatching of corporate employees to assist in operational improvements or training and the allocation of other Company resources.

This evaluation of the combined operating results is supported by similar characteristics of our communities (similar working capital requirements, gross margins, products and services, target markets and customers and service delivery), and by the highly centralized nature of our operations, such as:

United States Securities and Exchange Commission
July 20, 2009

▪          Centralized IT systems utilized by our communities
▪	Centralized cash management, financing and capital markets activity
▪	Centralized accounting and administrative functions
▪	Centralized forecasting, budgeting and capital expenditure plans
▪	Centralized community acquisition and divestiture plans
▪	Common compensation plans
▪	Common marketing plans

As a result of the factors noted above, we run our communities as a single business, which is assisted living and related services.

In determining our reporting unit, we compared the criteria of a component of an operating segment per 350-20-35-34 and -35 to the possible ways that Emeritus could manage its operations and financial reporting, as follows:

FAS 142 criteria (350-20-35-34 and 35)	Line of business (service offering)	Geographic division	Subsidiary legal entity	Community portfolio

1. Business with discrete financial information?	No	Yes	Yes	Yes

2. Operating results regularly reviewed by segment manager?	No	Yes	No	No

3. Different economic characteristics?	No	No	No	No

This process identified that geographic divisions are components as they meet the first two criteria, but as these divisions have similar economic characteristics, under 350-20-35-35, the components would be considered one reporting unit.

In considering the aggregation guidance provided in 280-10-50-11, we note that similar services are being provided (primarily assisted living) at our communities, the customers residing in our communities are demographically homogeneous, and we operate each of our communities uniformly, since we utilize a national model.  Our service offerings differ only in the degree to which the residents receive personal and nursing care.  Revenues per unit among the communities vary somewhat based on local market conditions, but those differences are primarily driven by the varying costs of labor and other operating expenses in any given location rather than the services provided; however, long-term average gross margins are expected to be similar across all communities.

To further support our conclusion of economic similarity we again considered the centralized nature of how Emeritus operates the business, as previously discussed.

Based on the foregoing, we concluded that in accordance with 350-20-35-36, our operating segment is the reporting unit since none of our components is a reporting unit.

6.
Further, please explain to why at October 31, 2007 and 2008 and December 31, 2008 you believe that your market capitalization was the best evidence of fair value of your reporting unit and why you did not further verify your reporting unit’s fair value using any other valuation method, yet at

United States Securities and Exchange Commission
July 20, 2009

March 31, 2009 you determined that further verification or evidence of fair value was necessary since you had a significant decline in your market price and accordingly, you would have failed step 1.  Tell us why you believe a change in determining fair value was appropriate and explain how you plan on testing your goodwill for impairment at your next annual impairment test.  Do you plan on reverting back to the market capitalization method?  Which method is preferable?  Tell us why KPMG LLP’s national office agreed with your approach.

Response

Please refer to our response to comment two above.  As we explained, we do not believe that market capitalization is the best evidence of fair value; however, we believe it does indicate an estimated minimum fair value.  Additionally, as stated in our response to comment two above, we do not believe we changed the methodology used in determining fair value, but performed a more comprehensive analysis of fair value based on the circumstances as of the particular reporting period.  It is our intention to continue with the methodology described above in future periods.

KPMG’s national office agreed that market capitalization in and of itself is not the best estimate of fair value, but does indicate an estimated minimum fair value of the Company, and concurred with us that consistent with our policy, as described in comment two above, we needed to prepare a more comprehensive analysis of the fair value of the Company at March 31 2009 using a combination of the discounted cash flows and comparable sales approaches.

In future filings, we will revise our disclosures to clarify our methodology and the approach used to arrive at our conclusion.

Deferred Gain on Sale of Communities, page F-15

7.
We note your response to prior comment six [note that we believe this is in reference to comment 10 rather than six] regarding leasebacks accounted for as capital leases.  Please tell us whether the deferred gain was offset against the assets under capital lease in the balance sheet.  If not, tell us why not.

Response:

The deferred gain on the sale/leaseback transaction was not offset against the assets under capital lease, but is deferred and amortized over the amortization period of the leased asset.  We relied on the guidance in SFAS No. 13, paragraph 33, (840-40-25) which indicates that “Any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of the leased asset, if a capital lease…”

4. Acquisitions and Other Significant Transactions, page F-21

8.
We note your response to prior comment 12.  In instances where the lease has a net debit balance and you have recorded a loss, tell us how you determined that there was in fact a loss incurred on that lease.  In other words how did you determine that the term(s) of the transaction indicated that a loss was incurred?  For example, was it an onerous lease?

United States Securities and Exchange Commission
July 20, 2009

Response

In this particular instance, the amount charged to expense did not represent an economic loss upon termination of the lease.  The assets underlying the lease were acquired by the Company, and, as a result of that acquisition, the lease was terminated prior to its contractual lease termination date.  The loss referred to was simply the write-off of a net asset related to the lease that existed at the acquisition date.  This net asset was primarily the excess of a below-market rent intangible asset (recorded in purchase accounting in connection with the Summerville merger) and a deferred (straight-line) rent liability.  This net asset is unrelated to the terms of the purchase transaction and is not the result of an economic loss upon termination of a lease.  We elected to expense this net asset rather than capitalize it in connection with the acquisition of the underlying assets because (1) we believed the purchased assets were recorded at fair value at acquisition date without this additional net asset amount and (2) as stated in our original response, we believed the recognition of a loss is allowed under paragraph 4 of FIN 26.

If you have any questions regarding this response, please call me at 206.301.4079.

Sincerely,

/s/ Leo Watterson
Leo Watterson
Vice President—Corporate Accounting and
Chief Accounting Officer